Orrick, Herrington & Sutcliffe LLP 51 W 52nd Street New York, New York 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 www.orrick.com

December 16, 2015	Brian B. Margolis
(212) 506-5125
bmargolis@orrick.com

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter to LivePerson, Inc. dated December 10, 2015
Dear Ms. Collins:
We represent LivePerson, Inc. (“LivePerson”) and are writing to you in response to a Comment Letter sent by the Staff (the “Staff”) of the Securities and Exchange Commission to Daniel R. Murphy, Chief Financial Officer of LivePerson, dated December 10, 2015 (the “SEC Comment Letter”).
As per my conversation yesterday with Mr. Frank Knapp of the Staff, LivePerson is hereby requesting a short extension in the time to respond to the SEC Comment Letter. Specifically, LivePerson would like to request an extension of the time to respond until Friday, January 8, 2016.
If you have any questions, please feel free to contact the undersigned at (212) 506-5125. Thank you.

Sincerely yours,
/s/ Brian B. Margolis
Brian B. Margolis

cc:	Daniel R. Murphy (LivePerson) Monica Greenberg, Esq. (LivePerson)